SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 12, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

News Release

Media Contacts:
Allison Hagan Vice President, Public Relations Thomson Financial (646) 822-2076 allison.hagan@thomson.com	Jason Stewart Director, Public Relations The Thomson Corporation (203) 328-8339 jason.stewart@thomson.com	Eileen Murphy Director, Media Relations CGI (514) 841-3430 eileen.murphy@cgi.com

Investor Contacts:
John Kechejian Vice President, Investor Relations The Thomson Corporation (203) 328-9470 john.kechejian@thomson.com	Julie Creed Vice President, Investor Relations CGI (312) 201-4803 julie.creed@thomson.com	Ronald White Director, Investor Relations CGI (514) 841-3230 ronald.white@cgi.com

Thomson to Acquire Starquote Market Data Services From CGI
Strengthens Thomson Financial Commitment to Canadian Financial Community

STAMFORD, Conn, and Montreal, QUEBEC, April 12, 2004 – The Thomson Corporation (NYSE: TOC; TSX: TOC) and CGI Group Inc. (CGI) (NYSE: GIB; TSX: GIB.A) today announced they have signed an asset purchase agreement under which Thomson Financial will acquire the Information Services division of the Banking and Investment Group of CGI including the Starquote software solution. The transaction is expected to close later in the second quarter. Financial terms of the transaction were not disclosed.

CGI is Canada’s largest independent information technology (IT) services firm and the fifth largest in North America. Starquote serves the majority of the Canadian market in the retail equities sector with terminals in 70% of the Investment Dealers Association (IDA) registered firms. Starquote provides a full overview of the North American financial markets with news, information and real-time quotes on a single screen. Starquote was among the assets of the Star Data company which CGI acquired in 2001.

Following the completion of the transaction, Thomson Financial will seamlessly integrate the Starquote product into its retail and wealth management group to enhance the offerings available to the Canadian market. Thomson will continue to offer the current Starquote products. Thomson Financial expects that the Starquote management team and employees will remain in support of current clients and broaden Thomson Financial’s Canadian presence.

“Starquote’s established industry position, combined with our commitment to delivering world-class end-to-end workflow solutions, will enable us to extend and accelerate our penetration and reach in the Canadian marketplace,” said Sharon Rowlands, president and chief operating officer of Thomson Financial. “Starquote has an exceptional reputation in the industry and it will enrich our offering. This acquisition is in line with Thomson Financial’s strategic focus on continuously expanding our global reach by providing comprehensive analytical and workflow-based products, technology and distribution services tailored to the needs of our clients, in this case the Canadian financial professionals.”

Michael Roach, president and COO of CGI added: “We made the decision to divest this portion of our business so as to further focus on our strategy of building our consulting, systems integration, information technology, intellectual property assets and business process outsourcing practices. Because Starquote is a leading player in the Canadian retail market, we were very pleased to have Thomson Financial be the acquirer of these operations. Thomson Financial has the experience, resources, and products to continue providing our clients with high caliber offerings. Given their commitment to client service and quality solutions, we are very pleased with this transaction as our clients will be well served and our professionals will be joining a world-class player.”

About The Thomson Corporation
The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

This news release includes forward-looking statements, which are based on certain assumptions and reflect The Thomson Corporation’s current expectations. These forward-looking statements, such as Thomson expectations regarding the effect of the proposed acquisition, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Thomson can give no assurance that the proposed acquisition will be completed. Some of the factors that could cause actual results to differ materially from current expectations are discussed in Thomson materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Thomson annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003, filed with the SEC. These risks include those associated with the ability of Thomson to fully derive anticipated benefits from its acquisitions. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: April 13, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary